January 29, 2025

Adam Stedham
Chief Executive Officer
VerifyMe, Inc.
801 International Parkway, Fifth Floor
Lake Mary, FL 32746

       Re: VerifyMe, Inc.
           Registration Statement on Form S-3
           Filed January 28, 2025
           File No. 333-284562
Dear Adam Stedham:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alexandra Barone at 202-551-8816 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Alexander R. McClean, Esq.